Mail Stop 3561

March 20, 2008

Mr. Michael A. Richardson
Chief Executive Officer
American Consumers, Inc.
55 Hannah Way
Rossville, GA 30741

> **Re: American Consumers, Inc.**
> **Form 10-K for the Fiscal Year Ended June 2, 2007**
> **Filed August 31, 2007**
> **File No. 0-05815**

Dear Mr. Richardson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant